David Barber
Chief Financial Officer

Toll Free: 877.535.3910 x6038
Local: 704.988.6038
dbarber@tiaa.org

February 23, 2021

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC 20549

To Whom It May Concern:

Re: Audited Statement of Financial Condition for Public Inspection

Please see attached 2020 Statement of Financial Condition for TIAA-CREF Individual & Institutional Services, LLC with a separate facing page which is available for Public Inspection.

Please contact me if you have any questions.

Sincerely,

David Barber
Chief Financial Officer

TIAA-CREF Individual & Institutional Services, LLC

Statement of Financial Condition
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 444454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TIAA-CREF Individual & Institutional Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte	NC	28262
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barber — 704.988.6038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017-6204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Barber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIAA-CREF Individual & Institutional, Services, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID 19, TIAA-CREF Individual and Institutional Services, LLC is making this filing without a notarization.

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIAA-CREF Individual & Institutional Services, LLC
Index
December 31, 2020

Page(s)

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of TIAA-CREF Individual & Institutional Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of TIAA-CREF Individual & Institutional Services, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 19, 2021

We have served as the Company's auditor since 2005.

TIAA-CREF Individual & Institutional Services, LLC
Statement of Financial Condition (amounts in thousands)
December 31, 2020

Assets		
Cash	$	108,342
Cash segregated under regulatory requirements		20,608
Advisory fees receivable		64,634
Receivable from clearing broker		10,020
Due from affiliated entities		14,239
Receivable from non-proprietary funds		1,380
Other assets		182
Total assets	$	219,405
Liabilities and Member's Capital		
Due to affiliated entities	$	54,672
Contingent Liabilities		57,602
Total liabilities		112,274
Member's capital		107,131
Total liabilities and member's capital	$	219,405

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

TIAA-CREF Individual & Institutional Services, LLC (“Services”) was incorporated on September 4, 1990 as a membership corporation and is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority. Services is registered as an investment advisor under the Investment Advisers Act of 1940, as amended and provides investment advisory services to individuals.

Services maintains a contractual arrangement with its affiliate, Nuveen Securities, LLC (“NSLLC”) to distribute shares of various mutual funds on a retail basis for which NSLLC is the principal underwriter.

Services offers brokerage services to individuals as an introducing broker clearing on a fully disclosed basis through Pershing, LLC (“Clearing Broker”). Services also offers investment advisory services to individuals maintaining accounts at the Clearing Broker for which it is separately compensated.

Services maintains a Distribution Agreement with TIAA-CREF Life Insurance Company (“TIAA Life”) under which Services is the principal underwriter and distributor for variable annuity, variable universal life, and market value adjusted annuity products offered by TIAA Life. Such activities performed by Services are on a cost reimbursement basis.

Services maintains a Third Party Insurance Products Service Agreement with TIAA-CREF Agency (“TC Agency”) in which Services is the distributor for variable insurance products. Services incurs expenses and is compensated for activities associated with the distribution of third party variable products.

Services maintains distribution agreements with numerous unaffiliated mutual fund groups, and collaborates with TIAA to offer direct sales of selected mutual fund investments (“non-proprietary funds”) to customers of TIAA. Services receives distribution fees on the sale of these non-proprietary funds.

Services maintains a Distribution Agreement and Field Support Agreement with TIAA-CREF Tuition Financing Inc. (“TFI”) under which Services is compensated for actual costs incurred for services it provides to TFI related to various state tuition savings plans. Such activities are performed by Services are on a cost reimbursement basis.

Services maintains a Distribution Agreement with TIAA under which Services is the principal underwriter and distributor for variable annuities issued by TIAA. Services also maintains a Distribution Agreement with TIAA under which Services is the distributor for proprietary and non-proprietary mutual funds. Such activities performed by Services are on a cost reimbursement basis.

Services incurs expenses for distribution activities related to the issuance of variable annuity contracts by the College Retirement Equities Fund (“CREF”) and on behalf of the TIAA Real Estate Account (“REA”). Such activities performed by Services are at cost, pursuant to a Principal Underwriting and Distribution Services Agreement with CREF and a Distribution Agreement with REA. Fees are earned by Services based on a percentage of CREF's and REA's daily net assets, adjusted to actual costs quarterly, based on actual amounts charged to Services by TIAA.

Notes to Statement of Financial Condition (amounts in thousands)

Organization (“continued”)

Various cash disbursements for Services are made by TIAA and its wholly owned affiliate Nuveen, LLC (“Nuveen”). Both TIAA and Nuveen are reimbursed by Services in accordance with Cash Disbursement and Reimbursement Agreements. TIAA and Nuveen allocate certain costs and expenses, including certain direct costs, to Services. These costs and expenses primarily relate to personnel, facilities, computer equipment and software, office equipment and supplies, utilities, advertising and sales materials. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Services has an agreement with TIAA, FSB ("Trust Company"), a wholly owned subsidiary of TIAA, under which the Trust Company provides advisory services on investment advisory customer accounts for Services. Services also has an agreement with the Trust Company under which Trust Company provides bank sweep account services for customer accounts and pays Services administrative service fees for assets swept. Services also has an agreement with the Trust Company where it receives fees for clients referred to the Trust Company’s private asset management product.

Services has an agreement with MyVest Corporation (“MyVest”), a wholly owned subsidiary of TIAA, under which MyVest provides information technology services on investment advisory accounts for Services.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). In preparing these financial statements, Services has evaluated events and transactions for potential recognition or disclosure through February 19, 2021, the date the financial statements were available for issue.

The outbreak of the novel coronavirus (“COVID-19”) and subsequent global pandemic began significantly impacting the U.S. and global financial markets and economies during the first quarter of 2020 and continued through year-end 2020. The worldwide spread of COVID-19 has created significant uncertainty in the global economy. The duration and extent of COVID-19 over the long-term cannot be reasonably estimated at this time. There have been no comparable recent events that provide guidance as to the effect the spread of COVID-19 may have on Services’ financial performance. The ultimate impact of COVID-19 and the extent to which COVID-19 impacts Services’ business, results of operations, and cash flows will depend on future developments, which are highly uncertain and difficult to predict.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Notes to Statement of Financial Condition (amounts in thousands)

3. Cash

Approximately 2% of Services' cash is held at State Street Bank and Trust Company. The remaining 98% is held at JPMorgan Chase & Co. All of Services' cash segregated under regulatory requirements is held at US Bank. Financial instruments that potentially subject Services to a concentration of risk consist principally of cash balances deposited into one financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation currently insures cash balances up to $250 thousand. Services' management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

4. Taxes

Services is a single member LLC and, as such, is treated as a division of TIAA for federal and most state income tax purposes. Because of its status, Services is disregarded as a separate entity for income tax purposes and thus does not record income taxes in its financial statements.

Services is not a legal entity for tax purposes and not a member in the TIAA tax sharing agreement or any other formal tax sharing arrangement.

Services is subject to various state taxes based on revenues or business license taxes. Revenue based taxes are partially subject to reimbursement by affiliates under agreements to perform services "at cost." These taxes are not significant and are included as administrative expenses in the Statement of Operations.

5. Special Reserve Bank Account

Cash of $20.6 million, which is recorded in the Statement of Financial Condition as cash segregated under regulatory requirements, has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). Cash held temporarily for customers is related to remittances awaiting final instructions or documentation from the customer. Services includes cash and securities held temporarily for customers and certain other associated items in determining the amount required to be held as segregated cash under Rule 15c3-3 of the SEC.

6. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC ("Rule"). Under the Rule, Services is required to maintain minimum net capital, as defined under the Rule, equal to the greater of $250 thousand or 6 2/3 percent of aggregate indebtedness, as defined under the Rule. At December 31, 2020, Services had net capital of $27 million which exceeded required net capital by $19.2 million and a ratio of aggregate indebtedness to net capital of 4.2.

7. Commitments and Concentration of Credit Risk

Services offers discount brokerage services through the Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between Services and the Clearing Broker, the Clearing Broker has the right to charge Services for losses that result from a customer's failure to complete a purchase or sale transaction.

The maximum potential liability of Services could be equal to the aggregate trading volume of its customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to Services who could, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, Services may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. At December 31, 2020, Services has recorded no liability with regard to customer transactions. During the year ended December 31, 2020, Services experienced de minimis net losses as a result of its customers' failure to fulfill any purchase or sale transactions.

Commitments and Concentration of Credit Risk ("continued")

Services' has retail brokerage clients who conduct securities transactions on a margin basis. In margin transactions, credit is extended to customers by the Clearing Broker subject to various regulatory and internal margin requirements. As an introducing broker, it is Services' responsibility to collect initial margin requirements from its clients and to monitor the adequacy of such collateral on an ongoing basis. In this regard, Services may require the deposit of additional collateral or may reduce security positions as necessary to satisfy regulatory and internal requirements. Margin transactions may expose Services to credit and market risk in the event a client fails to satisfy its obligations. In that event, Services may be required to purchase or sell financial instruments at current market prices to satisfy the customer's obligation to the Clearing Broker. The maximum amount of Services' potential exposure to reimburse the Clearing Broker on margin accounts may fluctuate daily depending on the amount of secured borrowings requested by customers, and may not be readily estimated due to volatility in the amount of such borrowings. No amount is accrued in these financial statements for potential reimbursements to the Clearing Broker on margin loans extended to Services' customers. Services mitigates this risk by revaluing collateral at current prices, limiting portfolio concentration and by monitoring compliance with credit limits and industry regulations.

In the normal course of business, Services may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Services is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and regulatory agencies regarding Services' business, and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten, sold, or distributed by Services, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

Services contests liability and/or the amount of damages, as appropriate, in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and Services can reasonably estimate the amount of that loss, Services accrues the estimated loss by a charge to income. Services has established a liability of $57.6 million for the anticipated costs of open regulatory actions or litigation, which is included in Contingent Liabilities. Services has an additional reasonably possible range of loss of between $0 and up to approximately $50 million.

Notes to Statement of Financial Condition (amounts in thousands)

8. Related Party Transactions

Amounts due from and to affiliated entities related to the distribution of insurance products, mutual funds, and tuition savings plans and Trust Company agreements are reflected in the table below.

Due from affiliated entities	
Trust Company	9,184
REA	2,447
NSLLC	1,140
TFI	910
TIAA Life	534
TC Agency	24
Total	14,239

Due to affiliated entities	
TIAA	51,665
MyVest	1,624
Nuveen	1,283
CREF	100
Total	54,672